Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Declares Quarterly Dividend

(All amounts are in U.S. dollars unless otherwise indicated)

Toronto: July 3, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announced that its Board of Directors has declared the Company’s dividend payment of $0.04 per share for the second quarter ended June 30, 2013, payable on July 29, 2013 to shareholders of record at the close of business on July 15, 2013.

AuRico Dividend Policy

As previously announced on February 21, 2013, AuRico's Board of Directors approved a dividend policy as described below:

  In 2013, the Company intends to pay an annual dividend of $0.16 per common share (payable quarterly); and

  In subsequent years, the quarterly dividend will be linked to operating cash flow(1) (“OCF”), whereby the Company intends to pay out 20% of the OCF generated in the preceding quarter divided by the Company’s outstanding common shares at the time the dividend is approved.

(1) As reported in the Company’s financial statements.

Dividend Reinvestment Plan

As previously announced on June 11, 2013, AuRico’s Board of Directors approved the introduction of a dividend reinvestment plan. Eligible shareholders may elect to participate in the dividend reinvestment plan commencing with the July 2013 dividend. Participation in the dividend reinvestment plan is optional.

For further information on the Company’s dividend reinvestment plan please visit www.auricogold.com/DRIP.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1, 2012 and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

TSX: AUQ / NYSE: AUQ

Cautionary Statement

Certain information included in this press release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance, and the implementation and continued availability of the dividend reinvestment plan. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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